

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

Mr. Thomas Looby
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

  Re: Ekso Bionics Holdings, Inc.
    Registration Statement on Form S-3
    Filed June 6, 2017
    File No. 333-218517

Dear Mr. Looby:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate McHale at (202) 551-3464 with any questions.

        Sincerely,

        /s/ Pamela A. Long

        Pamela A. Long
        Assistant Director
        Office of Manufacturing and
        Construction